Exhibit 99.1

Securities Purchase Agreement

This Securities Purchase Agreement (this “Agreement”) is dated as of October 7th, 2025 between Ryde Group Ltd, a Cayman Islands exempted company (the “Company”), and the purchaser identified on the signature page hereto (including its successors and assigns, the “Purchaser”).

WHEREAS, subject to the terms and conditions set forth in this Agreement, the Company desires to issue and sell to the Purchaser, and the Purchaser desires to purchase from the Company, securities of the Company as more fully described in this Agreement.

WHEREAS, the securities are not registered under the United States Securities Act of 1933, as amended (the “Securities Act”), and are being offered and sold pursuant to an exemption from the registration requirements of Section 5 of the Securities Act contained in Section 4(a)(2) thereof and/or Regulation D thereunder.

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Company and the Purchaser agree as follows:

1. Sale and Purchase.

1.1 Sale and Purchase of Class A Ordinary Shares. Subject to the terms and conditions set forth herein, the Company hereby agrees to sell, and the Purchaser, agrees to purchase, certain number of Class A ordinary shares, par value US$0.0002 per share, of the Company (“Class A Ordinary Shares”), at a purchase price of US$0.30 per Class A Ordinary Share. The number of Class A Ordinary Shares to be purchased by the Purchaser and the corresponding aggregate purchase price (the “Aggregate Purchase Price”) are as specified below the Purchaser’s name on the signature page of this Agreement.

1.2 Closing. The consummation of the sale and purchase of the Class A Ordinary Shares hereunder (the “Closing”, and the date of the Closing, the “Closing Date”) shall take place on the date as agreed by the Company and the Purchaser and be held remotely via electronic exchange of documents or at such other location and date as may be agreed upon in writing by the Company and the Purchaser. The Closing shall take place on the terms and subject to the satisfaction or, to the extent permissible, waiver by the party entitled to the benefit of the conditions set forth in Section 1.4 (other than conditions that by their nature are to be satisfied at that Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions).

1.3 Payment for and Issuance of Class A Ordinary Shares. Prior to the Closing Date, the Purchaser shall deliver the Aggregate Purchase Price by wire transfer of immediately available funds in U.S. dollars to the bank account designated by the Company. On the Closing Date, the Company shall issue and direct VStock, the transfer agent of the Company’s Class A Ordinary Shares (the “Transfer Agent”), to deliver the number of Class A Ordinary Shares fully paid for by the Purchaser to the Purchaser’s brokerage account as specified below the Purchaser’s name on the signature page of this Agreement.

1.4 Closing Conditions.

(a) The obligations of the Company hereunder in connection with the Closing are subject to the following conditions being met:

(i) the accuracy of the representations and warranties of the Purchaser contained herein (unless as of a specific date therein in which case they shall be accurate as of such date) in all material respects on the Closing Date;

(ii)  all obligations, covenants and agreements of the Purchaser required to be performed on or prior to the Closing Date shall have been performed;

(iii) the delivery by the Purchaser of this Agreement duly executed by the Purchaser; and

(iv) the receipt by the Company of the Aggregate Purchase Price.

(b) The obligations of the Purchaser hereunder in connection with the Closing are subject to the following conditions being met:

(i) the accuracy of the representations and warranties of the Company contained herein (unless as of a specific date therein) in all material respects when made and on the Closing Date;

(ii)  all obligations, covenants and agreements of the Company required to be performed on or prior to the Closing Date shall have been performed; and

(iii) the delivery by the Company of this Agreement duly executed by the Company.

2. Representations and Warranties of the Company. The Company hereby makes the following representations and warranties to the Purchaser that as of the Closing Date:

(a) Organization and Qualification. The Company is an exempted company with limited liability duly incorporated, validly existing and in good standing under the laws of the Cayman Islands, and each subsidiary of the Company is duly incorporated or organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the laws of its jurisdiction of organization. Each of the Company and its subsidiaries has the requisite power and authority to own, lease and operate its properties and to carry on its business as currently being conducted, and is duly qualified or licensed to do business in all material respects in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary.

(b) Authorization; Enforcement; Validity. The Company has the requisite corporate power and authority to execute and deliver this Agreement and any other documents or agreements executed in connection with the transactions contemplated hereunder (the “Transaction Documents”) and to perform its obligations thereunder. The execution, delivery and performance by the Company of the Transaction Documents, including the issuance of the Class A Ordinary Shares, have been duly authorized by all necessary corporate action on the part of the Company. Each Transaction Document to which the Company is a party has been or will be duly executed and delivered by the Company, and, assuming the due authorization, execution and delivery by the Purchaser and the other parties thereto, constitutes a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, except as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally.

(c)  Issuance of the Class A Ordinary Shares; Registration. The Class A Ordinary Shares are duly authorized and, when issued and paid for in accordance with the applicable Transaction Documents, will be duly and validly issued, fully paid and nonassessable, free and clear of all liens imposed by the Company.

(d) Capitalization. All issued and outstanding Class A Ordinary Shares of the Company have been duly authorized and validly issued and are fully paid and non-assessable, were issued in compliance with applicable U.S. and other applicable securities laws and were not issued in violation of any preemptive right, resale right or right of first refusal.

(e) No Conflicts. The execution, delivery and performance by the Company of the Transaction Documents, including the issuance of the Shares, will not (i) result in a violation of the Memorandum and Articles of Association of the Company in effect as of the date of this Agreement, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement to which the Company is a party, or (iii) result in a violation of any law applicable to the Company or by which any property or asset thereof is bound, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Company to perform its obligations under the Transaction Documents to which it is a party.

(f) NYSE American Listing. The Class A Ordinary Shares are registered pursuant to Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Class A Ordinary Shares are listed on NYSE American. On May 21, 2025, the Company received a notice from NYSE American indicating that the Company were not in compliance with the continued listing standards set forth in Sections 1003(a)(ii) of the NYSE American Company Guide (the “Company Guide”). Section 1003(a)(ii) applies if a listed company has stockholders’ equity of less than US$4.0 million and has reported losses from continuing operations and/or net losses in three of its four most recent fiscal years. The Company are also not currently eligible for any exemption in Section 1003(a) of the Company Guide from the stockholders’ equity requirements. As a result, the Company have become subject to the procedures and requirements of Section 1009 of the Company Guide and must submit a plan to NYSE American by June 20, 2025 addressing how the Company intend to regain compliance with Section 1003(a)(ii) of the Company Guide by November 21, 2026. On June 20, 2025, the Company have submitted a plan to the NYSE American to regain compliance within the required timeframe, and the plan was accepted by the NYSE American on August 5, 2025. Although the plan has been accepted by NYSE American, if the Company is not in compliance with the continued listing standards by November 21, 2026, or if the Company do not make progress consistent with the plan during the plan period, the Company will be subject to delisting proceedings. The Company are subject to periodic NYSE American reviews, including quarterly monitoring for compliance with the plan. The issuance and sale of the Class A Ordinary Shares under this Agreement and the transactions contemplated hereby do not contravene the rules and regulations of NYSE American. The Company Class A voting shares will continue to be listed during the plan period pursuant to an extension and trade on the symbol “RYDE”.

(g) No Additional Representations. The Company makes no representations or warranties as to any matter whatsoever except as expressly set forth in the Transaction Documents or in any certificate delivered by the Company to the Purchaser in accordance with the terms thereof.

3. Representations and Warranties of the Purchaser. The Purchaser hereby represents and warrants as of the date hereof and as of the Closing Date to the Company as follows (unless as of a specific date therein, in which case they shall be accurate as of such date):

(a) Organization; Authority. The Purchaser is either an individual or an entity duly incorporated or formed, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation with full right, corporate, partnership limited liability company or similar power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and performance by the Purchaser of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate, partnership, limited liability company or similar action, as applicable, on the part of the Purchaser. Each Transaction Document to which it is a party has been duly executed by the Purchaser, and when delivered by the Purchaser in accordance with the terms hereof, will constitute the valid and legally binding obligation of the Purchaser, enforceable against it in accordance with its terms, except: (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(b) Understandings or Arrangements. The Purchaser is acquiring the Class A Ordinary Shares as principal for its own account and has no direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution of the Class A Ordinary Shares (this representation and warranty not limiting such Purchaser’s right to sell the Class A Ordinary Shares pursuant to the Registration Statement or otherwise in compliance with applicable federal and state securities laws). The Purchaser is acquiring the Class A Ordinary Shares hereunder in the ordinary course of its business. The Purchaser understands that the Class A Ordinary Shares are “restricted securities” and have not been registered under the Securities Act or any applicable state securities law and is acquiring the Class A Ordinary Shares as principal for his, her or its own account and not with a view to or for distributing or reselling the Class A Ordinary Shares or any part thereof in violation of the Securities Act or any applicable state securities law, has no present intention of distributing any of the Class A Ordinary Shares in violation of the Securities Act or any applicable state securities law and has no direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution of the Class A Ordinary Shares in violation of the Securities Act or any applicable state securities law (this representation and warranty not limiting the Purchaser’s right to sell the Class A Ordinary Shares pursuant to a registration statement or otherwise in compliance with applicable federal and state securities laws).

(c) Experience of the Purchaser. The Purchaser, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Class A Ordinary Shares, and has so evaluated the merits and risks of such investment. The Purchaser is able to bear the economic risk of an investment in the Class A Ordinary Shares and, at the present time, is able to afford a complete loss of such investment.

(d) Access to Information. The Purchaser acknowledges that it has had the opportunity to review the Transaction Documents (including all exhibits and schedules thereto) and all reports, schedules, forms, statements and other documents filed by the Company under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, including the exhibits thereto and documents incorporated by reference therein, together with the Prospectus and the Prospectus Supplement and, subject to the Company’s need to comply with Regulation FD, has been afforded (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the offering of the Class A Ordinary Shares and the merits and risks of investing in the Class A Ordinary Shares; (ii) access to information about the Company and its financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment.

(e) General Solicitation. The Purchaser is not purchasing the Class A Ordinary Shares as a result of any advertisement, article, notice or other communication regarding the Class A Ordinary Shares published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or, to our knowledge, any other general solicitation or general advertisement.

(f) Not an Affiliate. The Purchaser is not an officer, director or “affiliate” (as that terms defined in Rule 415 of the Securities Act) of the Company.

(g) Investor Accredited Status. Each Purchaser is an “accredited investor”, as that term is defined in Rule 501(a) of Regulation D of the Securities Act.

(h) Distribution Compliance Period. Each Purchaser understands that the Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Shares have not been registered under the Securities Act or any other securities laws of the United States or any other jurisdiction. Each Purchaser understands that his investment in the Shares involves a high degree of risk and that he may lose its entire investment. Each acknowledges that the Shares may not be sold, hypothecated or otherwise disposed of unless registered under the Securities Act and applicable state securities laws or an exemption from registration is available. Any resale of any of the Shares may be made only pursuant to (i) a registration statement under the Securities Act which has been declared effective by the Securities and Exchange Commission and is effective at the time of such sale, or (ii) a specific exemption from the registration requirements of the Securities Act. In claiming any such exemption, each Purchaser will, prior to any sale or distribution of any Shares advise the Company, and, if requested, provide the Company with a favorable written opinion of counsel, in form and substance satisfactory to the Company’s counsel, as to the applicability of such exemption to the proposed sale or distribution.

4. Confidentiality

(a) Each party hereto shall and shall cause its representatives to, unless otherwise required by applicable law or stock exchange rules, (i) keep confidential and shall not disclose to any person the existence and substance of any Transaction Document, the negotiations relating to any Transaction Document and any non-public information with respect to the foregoing (collectively, “Confidential Information”); provided, however, that each party and its respective representatives may disclose such information to their respective affiliates, permitted assignees, financing sources, partners, shareholders, senior management, employees, professional advisors, agents in each case only where such persons are bound by appropriate non-disclosure obligations and have agreed to maintain the confidentiality of such information. Nothing herein shall restrict the Company from making required disclosure as reasonably necessary.

(b) Confidential Information shall not include any information that is (i) previously known on a non-confidential basis by the receiving party or any of its representatives, (ii) in the public domain through no fault of such receiving party or any of its representatives, (iii) received from a person (other than the other party hereto or its representatives), so long as such person was not subject to a duty of confidentiality to that other party hereto, or (iv) developed independently by or on behalf of the receiving party or any of its representatives without reference to Confidential Information of the disclosing party.

5. Other agreements of the parties.

5.1 Removal of Legends.

(a) The Class A Ordinary Shares may only be disposed of in compliance with state and federal securities laws. In connection with any transfer of Class A Ordinary Shares other than pursuant to an effective registration statement or Rule 144, to the Company or to an Affiliate of a Purchaser or in connection with a pledge as contemplated in Section 5.1(b), the Company may require the transferor thereof to provide to the Company an opinion of counsel selected by the transferor and reasonably acceptable to the Company, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such Shares under the Securities Act.

(b) The Purchasers agree to the imprinting, so long as is required by this Section 5.1, of a legend on any of the Shares in the following form:

THIS SECURITY HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS.

5.2 Direct Contact; No Broker. The contact between the Company and the Purchaser was made directly through an existing relationship. No broker, investment banker or other person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the execution and delivery of this Agreement or the consummation of any of the transactions contemplated by this Agreement based upon arrangements made by or on behalf of each Purchaser.

5.3 Certain Transactions and Confidentiality. The Purchaser covenants that neither it nor any Affiliate acting on its behalf or pursuant to any understanding with it will engage in any short-selling activities involving the securities of the Company.

5.4 Form D; Blue Sky Filings. The Company agrees to timely file a Form D with respect to the Class A Ordinary Shares as required under Regulation D and to provide a copy thereof, promptly upon request of the Purchaser. The Company shall take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for, or to qualify the Class A Ordinary Shares for, sale to the Purchasers at the Closing under applicable securities or “Blue Sky” laws of the states of the United States, and shall provide evidence of such actions promptly upon request of the Purchaser.

6. Miscellaneous.

6.1 Termination. This Agreement may be terminated by the Company by written notice to the Purchaser if the Closing has not been consummated on or before October 10th, 2025.

6.2 Fees and Expenses. Except as expressly set forth in the Transaction Documents to the contrary, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement.

6.3 Entire Agreement. The Transaction Documents, together with the exhibits and schedules thereto, the Prospectus and the Prospectus Supplement, contain the entire understanding of the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

6.4 Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of: (a) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number or email attachment at the email address as set forth on the signature pages attached hereto at or prior to 6:00 p.m. (Singapore time) on a business day, (b) the next business day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number or email attachment at the email address as set forth on the signature pages attached hereto on a day that is not a business day or later than 6:00 p.m. (Singapore time) on any business day, (c) the second (2nd) business day following the date of mailing, if sent by U.S. nationally recognized overnight courier service or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as set forth on the signature pages attached hereto.

6.5 Amendments; Waivers. No provision of this Agreement may be waived, modified, supplemented or amended except in a written instrument signed, in the case of an amendment, by the Company and the Purchaser or, in the case of a waiver, by the party against whom enforcement of any such waived provision is sought. Any amendment effected in accordance with this Section 6.5 shall be binding upon the Purchaser and holder of Class A Ordinary Shares and the Company.

6.6 Headings. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

6.7 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns. The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Purchaser (other than by merger). The Purchaser may assign any or all of its rights under this Agreement to any person to whom such Purchaser assigns or transfers any Class A Ordinary Shares, provided that such transferee agrees in writing to be bound, with respect to the transferred Class A Ordinary Shares, by the provisions of the Transaction Documents that apply to the “Purchaser.”

6.8 No Third-Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

6.9 Governing Law. This Agreement will be governed by, and construed in accordance with, the laws of the State of New York applicable to agreements made and to be performed entirely in such State, without regard to the conflicts of laws principles thereof.

6.10 Execution. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to each other party, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

6.11 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

6.12 Remedies. The parties hereto acknowledge and agree that irreparable harm would occur for which money damages would not be an adequate remedy if any provision of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that, in addition to any other remedies at law or in equity, each party hereto shall be entitled to injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement without posting any bond or other undertaking.

6.13 Construction. The parties agree that each of them and/or their respective counsel have reviewed and had an opportunity to revise the Transaction Documents and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of the Transaction Documents or any amendments thereto. In addition, each and every reference to share prices and Class A Ordinary Shares in any Transaction Document shall be subject to adjustment for reverse and forward share splits, share dividends, share combinations and other similar transactions of the Class A Ordinary Shares that occur after the date of this Agreement.

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[SIGNATURE PAGE TO SECURITIES PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

The Company:		The Purchaser:

Ryde Group Ltd

By:		By:
Name:	Zou Junming Terence	Name:
Title:	Chairman and Chief Executive Officer	Title:

Address for Notice: Attention: Email: Number of Class A Ordinary Shares: Aggregate Purchase Price: